

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2008

Mail Stop 4561

Kevin R. Watson
Executive Vice President and Chief Financial Officer
North Valley Bancorp
300 Park Marina Circle
Redding, California 96001
By U.S. Mail and facsimile to (530) 243-1755

Re: **North Valley Bancorp**
Form 10-K for the Fiscal Year ended December 31, 2007
Form 10-Q for the period ended March 31, 2008
File No. 000-10652

Dear Mr. Watson:

We have reviewed your letter filed on July 16, 2008 and have the following comments.

Form 10-Q for the period ended March 31, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Impaired, Nonaccrual, Past Due and Restructured Loans and Leases and Other Nonperforming Assets, page 19

1. We note your response to comment one of our letter dated July 1, 2008. In order to provide users of your financial statements with an enhanced understanding of the events and circumstances impacting the level of non-performing assets and the related allowance for loan losses, please include disclosure similar to that provided in your July 16, 2008 correspondence in all future filings beginning with your June 30, 2008 Form 10-Q.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      Please contact Benjamin Phippen at (202) 551-3697 or me at (202) 551-3492 with any other questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant